Mail Stop 7010

September 27, 2005

Via U.S. mail and facsimile

John M. Piecuch, Chief Executive Officer
MMI Products, Inc.
400 N. Sam Houston Pkwy E., Suite 1200
Houston, TX  77060

	RE:	Form 10-K for the fiscal year ended January 1, 2005
		Form 10-Q for the fiscal quarter ended July 2, 2005 Form 10-Q for the fiscal quarter ended April 2, 2005
			File No. 0-32843


Dear Mr. Piecuch:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended January 1, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
2. Please expand your disclosure for each business segment to discuss whether you enter into contracts with your customers. If so, please describe the types of contracts you enter into and the general terms of these contracts. Additionally, please describe whether you have the ability to pass on cost increases you incur to your customers, or if they are limited by the terms of your contracts. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A and their related affects on your results of operations.

Results of Operations for Fiscal 2004 Compared to 2003
3. You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to, net sales, gross profit, and selling, general and administrative expense. Some of the components you have cited include the following:
* higher prices,
* mix of products sold,
* new products sold,
* other cost savings,
* incentive and retirement plan compensation,
* allowance for uncollectible accounts, and
* costs of operating new distribution centers.
Please expand your disclosure to discuss the business reasons for these changes as well as quantify the effects of each of these components. Please show us what your revised MD&A for fiscal 2004 compared to 2003 will look like.




4. Please expand your disclosures to provide additional details regarding the following:
* the reasons for changes in product mix and/or volume, including any offsetting results these changes may have with one another, excluding new markets entered into,
* the status of new products, and
* the impact, if any, you anticipate the quality issue you referred to will have on gross profit for the Fence segment in future periods.
Please show us what your revised MD&A for fiscal 2004 compared to 2003 will look like.

Contractual obligations
5. Please revise your table of contractual cash obligations to include planned funding of pension obligations and post-retirement benefits as well as estimated interest payments on all long-term debt, including your revolving credit facility. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Notes to financial statements

1. Description of Business and Significant Accounting Policies
6. Please expand your disclosure to discuss the terms and conditions of agreements, if any, you have with the manufacturers of the products you distribute and your related accounting policies. Please also expand your disclosure to discuss the terms and conditions of agreements, if any, you have with the distributors who distribute your products and your related accounting policies.
7. You have disclosed that freight-out charges associated with shipping and handling of products are included in cost of sales. Please expand your disclosure to include the other types of expenses that you include in the cost of sales line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. You disclosed under "Reclassifications" that certain distribution expenses are classified as selling, general and administrative expenses. With the exception of warehousing costs, for the costs you exclude from cost of sales, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you exclude a portion of them from gross margin, including them instead in selling, general and administrative expenses.
8. In your Form 10-Q for the fiscal quarter ended July 2, 2005, you disclosed under your results of operations for concrete construction products that one of the primary factors contributing to the increase in your net sales during the quarter related to the exercise of customer purchase options on certain leased equipment. Please expand your disclosures to discuss your accounting policy regarding equipment that you lease to your customers. Please include in your disclosure information related to, but not limited to the following:
* the types of lease agreements you enter into with your customers,
* your revenue recognition policy relating to these leases, and
* the percentage of your sales that are derived from leases.

Reclassifications
9. Please provide us with additional information regarding each reclassification made to prior year financial statements. Specifically, address the following:
* For each reclassification, tell us how you determined your initial classification was appropriate in previous periods, the facts and circumstances that led you to determine that it was appropriate to reclassify these amounts, and when you initially reclassified these amounts. Tell us the specific accounting literature that led you to determine your current classification of these amounts is appropriate;
* For each reclassification, tell us the specific line items that were impacted and the corresponding amounts of the reclassifications;
and
* For the reclassification of freight-out expense, please tell us what considerations were given to EITF 00-10, including the effective date of this EITF.








2. Acquisition
10. You disclosed that additional purchase consideration may be required to be paid in fiscal years 2005 through 2010. Please disclose the terms of these contingent payments, including the facts and circumstances that would require you to pay the additional consideration and the range of potential payments. If material, please include this discussion in your liquidity section as well. Refer to paragraph 51(f) of SFAS 141.

9. Commitments and Contingencies
11. You disclosed at January 1, 2005 that you were unconditionally obligated to purchase inventory amounting to $4.9 million. However, your contractual obligations table indicates your unconditional purchase obligations are $82.7 million. Please disclose the nature and terms of all unconditional purchase obligations.
12. Please provide the disclosures required by paragraphs 9 and 10 of
SFAS 5 for each contingent matter, including product performance matters and claims related to the closings of your plants.
Please
disclose the nature of the claims related to the closings of your plants.

10. Employee Benefit Plans
13. Please provide all of the disclosures required by paragraph 5 of
SFAS 132(R), including the reconciliation of beginning and ending balances for the projected benefit obligation and the fair value of plan assets.

12. Segment Reporting
14. Please expand your disclosure to provide the geographical information required by paragraph 38 of SFAS 131.











Item 9A. Disclosure Controls and Procedures
15. You disclosed that your disclosure controls and procedures were effective as of the end of the period covered by this report. You further disclosed that you identified a material weakness relating to your prior years` income tax provision. Please disclose how you were able to conclude that your disclosure controls and procedures were effective in light of the identified material weakness. Please also provide us with additional information regarding this material weakness, including when it was identified and when you implemented the improved review and detection procedures.


Form 10-Q for the Fiscal Quarter Ended July 2, 2005

General
16. Please address the comments above in your interim Forms 10-Q as well.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Nudrat Salik, Accounting Reviewer, at (202)
551-
3692.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief



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Mr. John M. Piecuch
MMI Products, Inc.
September 27, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE